3/1/06 S

SECUI 06002335 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 040907

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **IFS Fund Distributors, Inc.**

OFFICIAL USE ONLY
95-4202703
Firm I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (DO NOT USE P.O. Box No.)

303 Broadway - Suite 1100
(No. and Street)

Cincinnati	**OH**	**45202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Terrie A. Wiedenheft (513)- 362- 8242
(Area Code – Telephone Number)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center
312 Walnut Street Cincinnati OH 45202

PROCESSED
MAR 17 2006
THOMSON FINANCIAL

RECEIVED FEB 27 2006 WASH, D.C. 185

CHECK ONE:

- ☒ Certified Public Account
- ☐ Public Account
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public account must be supported by a statement of facts and circumstanced relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/14/06

OATH OR AFFIRMATION

I, Terrie A. Wiedenheft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **IFS Fund Distributors, Inc.**, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]

Signature

Chief Financial Officer

Title

Brenda L. Feige

BRENDA L. FEIGE
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 02-25-08

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

Financial Statements and Supplementary Information

IFS Fund Distributors, Inc.

Year ended December 31, 2005 with Report of Independent Registered Public Accounting Firm

IFS Fund Distributors, Inc.

Financial Statements and Supplementary Information

Year ended December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
IFS Fund Distributors, Inc.

We have audited the accompanying statement of financial condition of IFS Fund Distributors, Inc., an indirect wholly-owned subsidiary of Western and Southern Life Insurance Company, as of December 31, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IFS Fund Distributors, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the Untied States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

January 19, 2006

IFS Fund Distributors, Inc.

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$ 441,524
Unaffiliated accounts receivable	29,118
Affiliated accounts receivable	89,137
Deferred income tax asset	2,956
Prepaid expenses	13,676
Total assets	$ 576,411
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable, accrued liabilities and other	$ 106,174
Federal income tax payable to affiliate	1,043
Total liabilities	107,217
Stockholder's equity:	
Common stock, $.01 par value, 1,000 shares authorized; 500 shares issued and outstanding	5
Additional paid-in capital	530,311
Accumulated deficit	(61,122)
Total stockholder's equity	469,194
Total liabilities and stockholder's equity	$ 576,411

See accompanying notes.

IFS Fund Distributors, Inc.

Statement of Operations

Year Ended December 31, 2005

Revenue	
Commissions, fees and other income	$ 3,306,803
Expenses	
Commissions	3,277,803
Employee compensation and benefits	20,843
Employee related	4,057
Professional fees	16,385
Office	10,207
Total expenses	3,329,295
Loss before income tax benefit	(22,492)
Income tax benefit	
Current income tax benefit	(5,551)
Deferred income tax benefit	(1,871)
Total income tax benefit	(7,422)
Net loss	$ (15,070)

See accompanying notes.

IFS Fund Distributors, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2005	$ 5	$ 430,311	$ (46,052)	$ 384,264
Capital contribution from parent	-	100,000	-	100,000
Net loss	-	-	(15,070)	(15,070)
Balance at December 31, 2005	$ 5	$ 530,311	$ (61,122)	$ 469,194

See accompanying notes.

IFS Fund Distributors, Inc.

Statement of Cash Flows

Year Ended December 31, 2005

Cash flows used in operating activities	
Net loss	$ (15,070)
Adjustments to reconcile net loss to net cash used in operating activities:	
Deferred income tax benefit	(1,871)
Changes in operating assets and liabilities:	
Unaffiliated accounts receivable	(9,169)
Affiliated accounts receivable	(86,606)
Prepaid expenses	7,199
Accounts payable, accrued liabilities and other	92,182
Federal income tax payable to affiliate	(1,474)
Net cash used in operating activities	(14,809)
Cash flows from financing activities	
Capital contribution from parent	100,000
Net cash provided by financing activities	100,000
Net increase in cash and cash equivalents	85,191
Cash and cash equivalents at beginning of year	356,333
Cash and cash equivalents at end of year	$ 441,524

See accompanying notes.

1. Organization and Nature of Business

IFS Fund Distributors, Inc. (the Company) is a wholly-owned subsidiary of Integrated Holdings, Inc. Integrated Holdings, Inc is a wholly-owned subsidiary of IFS Financial Services, Inc. (IFS). IFS is a wholly-owned subsidiary of Western-Southern Life Assurance Company which is a wholly-owned subsidiary of Western and Southern Life Insurance Company (WSLIC). The Company is a registered broker-dealer engaged primarily in asset management, mutual funds and trading in securities.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less at the date of purchase, including investments in money market funds.

Commission Income

Commission income is recognized for distribution related services when investment contracts are executed and recognized on securities transactions based on the trade date.

Income Taxes

The Company is included in the consolidated federal income tax return with WSLIC. Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income taxes under the separate return method as permitted under SFAS No. 109. The benefit from losses of the Company is available to offset income of others within the consolidated group or the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement. The amount of deferred income tax assets recorded at December 31, 2005 is $2,956. These deferred tax assets are primarily attributable to a net operating loss carryforward from tax year 2005. Differences between the effective tax rate and the federal income tax rate are due to adjustments for meals and entertainment. The Company received $4,077 for income tax reimbursements in the current year. The amount of taxes currently payable to WSLIC as of December 31, 2004 was $1,043.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, Rule 15c3-1 (the Rule), which requires that the Company maintains a minimum net capital level of the greater of $25,000 or 6 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as those terms are defined by the Rule. At December 31, 2005, the Company's net capital, as defined, was $137,533 which was $112,533 in excess of required net capital, and its ratio of aggregate indebtedness to net capital is .78 to 1.

4. Contingencies

The Company is involved in various legal and regulatory matters arising in the normal course of business. Management of the Company believes that the resolution of these matters will not result in any material adverse impact on the financial position and operations for the Company.

Supplementary Information

IFS Fund Distributors, Inc.

Schedule I - Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2005

Computation of net capital		
1	Stockholder's equity	$ 469,194
	Less non-allowable assets:	
2	Receivables and deferred income tax asset	118,931
3	Prepaid assets	13,676
4	Haircuts on securities held	-
5	Net capital before fidelity bond deduction	336,587
6	Less fidelity bond deduction	199,054
7	Net capital	$ 137,533
Computation of aggregate indebtedness		
8	Total aggregate indebtedness liabilities from statement of financial condition	$ 107,217
9	Add drafts for immediate credit	-
10	Deduct adjustment based on Special Reserve Accounts (15c3-1) (c) (1) (VII)	-
11	Total aggregate indebtedness	$ 107,217
Computation of basic net capital requirement		
12	Minimum net capital required (6 2/3% of line 11)	$ 7,147
13	Minimum net capital required of reporting broker	25,000
14	Net capital requirement (greater of line 12 or 13)	25,000
15	Excess net capital (line 7 less line 14)	112,533
16	Excess net capital at 1000% (line 7 less 10% of line 11)	126,811
Computation of aggregate indebtedness to net capital		
17	Percentage of aggregate indebtedness to net capital (line 11/line 7)	78%

There were no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2005 FOCUS filing

IFS Fund Distributors, Inc.

Schedule II - Statement Regarding Rule 13c3-3

December 31, 2005

The Company carries no customer accounts and promptly transmits all customer funds and securities to its clearing brokers. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm
on Internal Control Required by Rule 17a-5

The Board of Directors
IFS Fund Distributors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of IFS Fund Distributors, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in comformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 19, 2006